UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Richard L. Federico

Chief Executive Officer

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

(480) 888-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by P.F. Chang’s China Bistro, Inc., a Delaware corporation (the “Company”), on May 15, 2012, and amended on May 17, 2012, May 21, 2012, May 22, 2012, and May 24, 2012. The Statement relates to the cash tender offer by Wok Acquisition Corp., a Delaware corporation (the “Purchaser”), and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P., a Delaware limited partnership (“Centerbridge”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $51.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Centerbridge and certain of its affiliates, including Purchaser and Parent, with the SEC on May 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by inserting the following sub-section immediately after the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Appointment of Executive Officer”:

“Reassignment of Executive Officer

On May 17, 2012, the Company announced that the Company and Mr. Cardwell mutually agreed that he would step down from his role as President of the P.F. Chang’s China Bistro concept effective as of such date. On May 23, 2012, Mr. Cardwell’s employment agreement was amended by mutual agreement to provide for continuation of his employment in an executive capacity reporting to Mr. Federico through May 17, 2013. Mr. Cardwell will continue to serve as a member of the Board of Directors. Mr. Cardwell will receive a base salary of $350,000 for the term and reimbursement for up to $50,000 in relocation expenses incurred in calendar year 2012. Mr. Cardwell is no longer entitled to receive future base salary increases or participate in any short-term, annual or long-term incentive compensation plans or programs. In addition, Mr. Cardwell has waived his rights under all of his 2012 equity awards. In consideration, the Company has waived Mr. Cardwell’s non-competition covenant and reduced the period during which he is prohibited from soliciting customers, prospective customers, or employees of the Company to one year following the date he ceases to render services to the Company. Mr. Cardwell’s amended employment agreement provides that if he is terminated by the Company without Cause (as defined under the section entitled “Employment Agreements”), he is entitled to continued payment of his base salary through May 17, 2013, payment of the Company’s share of the premiums required to continue Mr. Cardwell’s group health insurance coverage through May 17, 2013 under the applicable provisions of COBRA, subject to certain exceptions, reimbursement for eligible relocation expenses incurred in calendar year 2012 up to a maximum of $50,000 minus the amount of any prior relocation related reimbursements, subject to certain exceptions. Payment of the foregoing severance benefits is subject to his execution, delivery to the Company and his non-revocation of a general release of claims in a form attached to his amended agreement.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by inserting the following paragraph at the end of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Compensation”:

“An individual breakdown of the payment to be received by each executive officer with respect to equity awards in connection with the Offer and Merger is provided in footnote 2 of the Golden Parachute Compensation table below.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the heading and first sentence of the second paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Compensation—2012 Executive Officer Equity Awards” with the following:

“Stock Options. On April 18, 2012, the Company’s executive officers as a group received 125,092 stock options, excluding 17,573 stock options granted to, but subsequently waived by, Mr. Cardwell (“2012 Company Stock Options”).”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the third sentence of the second paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Compensation—2012 Executive Officer Equity Awards” with the following:

“Upon completion of the Offer and Merger, assuming all 2012 Company Stock Options remain outstanding, the 2012 Company Stock Options would then be converted into a total cash amount of approximately $1,499,853.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the second sentence of the third paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Compensation—2012 Executive Officer Equity Awards” with the following:

“Upon completion of the Offer and Merger, assuming all 2012 Executive RSUs remain outstanding the Company’s executive officers as a group would become entitled to 29,505 2012 Executive RSUs in total, which would then be converted into a total cash payment of $1,496,849 (excluding 3,322 2012 Executive RSUs granted to, but subsequently waived by, Mr. Cardwell).”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the second sentence of the fourth paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Compensation—2012 Executive Officer Equity Awards” with the following:

“Assuming that the performance measurement results in an award at the 200% level and all 2012 PBRSUs remain outstanding, the Company’s executive officers as a group would become entitled to 73,638 2012 PBRSUs in total, which would then be converted into a total cash payment of $3,792,357 (excluding 3,322 2012 PBRSUs granted to, but subsequently waived by, Mr. Cardwell).”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the last sentence of the fifth paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company —Executive Officer Compensation—2012 Executive Officer Equity Awards” with the following:

“The executive officers as a group will be allocated additional restricted stock units with a value of $18,118 as dividend equivalents with respect to their outstanding 2012 Executive RSUs and 2012 PBRSUs (excluding dividend equivalents allocable to 2012 awards granted to, but subsequently waived by, Mr. Cardwell) payable at the same time as the underlying award.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the first sentence of the third paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Employment Agreements” with the following:

“Pursuant to the employment agreement between the Company and Mr. Moylan, effective April 20, 2011, in the event of a qualifying termination, the executive officer is entitled to receive the following severance benefits:”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the first sentence of the fifth paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Employment Agreements” with the following:

“For purposes of the employment agreements between the Company and Messrs. Federico, Welborn, Mumford and Moylan and Ms. Mailhot the following definitions apply:”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the table in the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation” with the following:

“Golden Parachute Compensation”

Name	Cash ($)(1)	Equity($)(2)	Pension/ NQDC($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)(4)	Total($)
Richard L. Federico	2,785,120	6,625,619	0	23,744	0	9,434,483
R. Michael Welborn	1,235,200	4,172,723	0	26,692	486,324	5,920,939
Mark D. Mumford	1,104,000	2,311,289	0	23,744	411,623	3,850,656
Kevin. C. Moylan	960,000	1,616,838	0	5,835	0	2,582,673
F. Lane Cardwell, Jr.	306,849	386,250	198	67,431	0	763,685
Nancy F. Mailhot	1,140,833	1,644,416	750	31,302	0	2,817,301

(1)

Assumes a qualifying termination upon a change in control on July 1, 2012, and payments based on the base salary at January 1, 2012, average annual incentive for fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 for Messrs. Federico, Welborn and Mumford, average annual incentive for fiscal 2011 for Mr. Moylan and target annual incentive for Ms. Mailhot for fiscal year

2012. Consists of severance benefits payable in cash within 30 days following the date of a qualifying termination and equal to the sum of (a) an amount equal to the greater of (i) two times the executive officer’s base salary in effect on the date of the qualifying termination or (ii) the balance of the executive officer’s base salary due for the remainder of the current term of the employment agreement (base salary to be determined without regard to any reduction which would constitute good reason), plus (b) an amount equal to the greater of two times (x) the average cash bonus paid to the executive officer for each of the years completed under the terms of the employment agreement or (y) the executive officer’s annual bonus target for executive officers other than Mr. Cardwell. Mr. Cardwell would receive base salary through May 17, 2013. The base salary severance payments are as follows: Mr. Federico: $1,392,560, Mr. Welborn: $772,000, Mr. Mumford: $690,000, Mr. Moylan: $600,000, Mr. Cardwell: $306,849, Ms. Mailhot: $780,833. The bonus severance payments are as follows: Mr. Federico: $1,392,560, Mr. Welborn: $463,200, Mr. Mumford: $414,000, Mr. Moylan: $360,000, Mr. Cardwell: $0, Ms. Mailhot: $360,000.

(2)

Calculated based on a qualifying termination upon a change in control on July 1, 2012, and $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger. Consists of (i) the cash value of the Pre-2012 Company Stock Options, and Pre-2012 Executive RCUs, (ii) the cash value of 2012 Company Stock Options which would otherwise vest on April 18, 2015 or upon a qualifying termination following the Offer and Merger, (iii) the cash value of the 2012 Executive RSUs which would otherwise vest on April 18, 2015 or upon a qualifying termination following the Offer and Merger and dividend equivalents in respect of 2012 Executive RSUs and (iv) attainment of the 200% performance level under the 2012 PBRSUs, which payment otherwise vests on December 28, 2015 or upon a qualifying termination following the date of the Offer and Merger and dividend equivalents in respect of 2012 Executive RSUs and PBRSUs. With respect to Pre-2012 Company Stock Options, the executive officers will receive the following cash amounts: Mr. Federico: $2,721,700, Mr. Welborn: $1,964,748, Mr. Mumford: $363,690, Mr. Moylan: $179,829, Mr. Cardwell: $0, Ms. Mailhot: $217,707. With respect to Pre-2012 Executive RCUs, the executive officers will receive the following cash amounts: Mr. Federico: $0, Mr. Welborn: $1,331,842, Mr. Mumford: $1,164,518, Mr. Moylan: $814,988, Mr. Cardwell: $386,250, Ms. Mailhot: $804,688. The value of cash payments in substitution for the 2012 Company Stock Options for executive officers is as follows: Mr. Federico: $698,609, Mr. Welborn: $232,366, Mr. Mumford: $207,691, Mr. Moylan: $180,593, Mr. Cardwell: $0, Ms. Mailhot: $180,593. The cash payments in substitution for the 2012 Executive RSUs are as follows: Mr. Federico: $798,662, Mr. Welborn: $213,828, Mr. Mumford: $191,117, Mr. Moylan: $146,621, Mr. Cardwell: $0, Ms. Mailhot: $146,621. The cash payments in substitution for the 2012 PBRSUs are as follows: Mr. Federico: $2,395,986, Mr. Welborn: $427,656, Mr. Mumford: $382,233, Mr. Moylan: $293,241, Mr. Cardwell: $0, Ms. Mailhot: $293,241. The aggregate value of the dividend equivalents to be awarded in respect of 2012 Executive RSUs and 2012 PBRSUs are as follows: Mr. Federico: $10,662, Mr. Welborn: $2,284, Mr. Mumford: $2,041, Mr. Moylan: $1,566, Mr. Cardwell: $0, Ms. Mailhot: $1,566.

(3)

In the case of Messrs. Federico, Welborn and Mumford and Ms. Mailhot, represents the cost to the Company of continuing group health insurance benefits on the same terms as during the executive officer’s employment for the Continuation Period, provided that the Company’s insurance carrier allows for such benefits continuation. In the event the Company’s insurance carrier does not allow such coverage continuation, the Company will pay the premiums required to continue the executive officer’s group health care coverage for the Continuation Period under the applicable provisions of COBRA, provided that the executive officer elects to continue and remains eligible for these benefits under COBRA. In the case of Mr. Moylan, represents the cost to the Company of the premiums required to continue the executive officer’s group health care coverage for up to 18 months under the applicable provisions of COBRA, provided that the executive officer elects to continue and remains eligible for these benefits under COBRA. In the case of Mr. Cardwell, represents $50,000 in eligible relocation expenses which may be incurred in 2012 assuming no eligible relocation expenses were incurred by Mr. Cardwell prior to July 1, 2012 and the cost to the Company of payment of the Company’s share of the premiums required to continue Mr. Cardwell’s group health insurance coverage through May 17, 2013 under the applicable provisions of COBRA pursuant to the terms of his amended employment agreement.

(4)

Under the employment agreements between the Company and Messrs. Federico, Welborn and Mumford, the executive officers are entitled to a tax gross-up payment to make them whole on an after-tax basis for any golden parachute excise taxes they incur as a result of receiving payments in connection with the Offer and Merger. Although Mr. Federico is entitled to a tax gross-up payment, no excise taxes are estimated to be due under the assumptions described above.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by inserting the following sentence and table at the end of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Director Compensation”:

“The individual breakdown of the payment to be received by each non-employee director as a result of the Offer and Merger is provided in the table below.

Name	Pre-2012 Options ($)	Pre-2012 SARs ($)	Pre-2012 Director RSUs ($)	Pre-2012 Director RCUs ($)	2012 Director RSUs ($)	Dividend Equivalents ($)	Total ($)
Kerrii B. Anderson	0	70,600	279,027	0	114,021	2,099	465,747
Lesley H. Howe	441,705	0	366,938	132,664	127,051	3,346	1,071,704

Dawn E. Hudson	0	9,042	311,112	0	114,021	2,270	436,445
M. Ann Rhoades	773,519	0	402,627	178,551	120,562	3,747	1,479,006
James G. Shennan, Jr.	413,740	0	385,684	139,462	133,591	3,518	1,075,995
Kenneth J. Wessels	382,619	194,298	546,364	0	114,021	3,526	1,240,828

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the second and third sentence of the first paragraph under the section entitled, “Certain Company Projections” on page 46 of the Statement, with the following:

“However, the Company provided to Centerbridge, in connection with its due diligence review, its long-term business plan that contained five-year standalone financial projections that had been prepared by management for internal planning purposes and that are subjective in many respects, which financial projections are included below (the “Projections”).”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the fourth sentence of the second paragraph under the section entitled, “Certain Company Projections” on page 46 of the Statement, with the following:

“The Projections are not being included herein to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but are being included because the Projections were provided to Centerbridge and Goldman.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the lead-in to the table on page 47 of the Statement with the following:

“The following are the Projections (dollars in thousands):”

ITEM 8.  ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by:

Inserting the following sentence at the end of the first paragraph under the heading “Additional Information—Litigation” on page 53 of the Statement:

“On May 21, 2012, the complaint in Israni v. P.F. Chang’s China Bistro, Inc., et al. was amended to, among other things, further elaborate on the claims set forth therein.”

Deleting the sixth paragraph under the heading “Additional Information—Litigation” on page 53 of the Statement and replacing it with the following:

“These complaints are attached as Exhibits (a)(5)(K), (a)(5)(L), (a)(5)(M), (a)(5)(O), (a)(5)(P) and (a)(5)(R) to this Statement.”

ITEM 9.  EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(R)	Amended Class Action Complaint, dated May 21, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).
(e)(13)	Amendment and Waiver to the Executive Employment Agreement dated as of April 20, 2011 by and between P.F. Chang’s China Bistro, Inc. and Lane Cardwell dated as of May 23, 2012 and effective as of May 17, 2012 (incorporated by reference to Exhibit 10.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 25, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

P.F. CHANG’S CHINA BISTRO, INC.

By:	/s/ Richard L. Federico
	Name:	Richard L. Federico
	Title:	Chairman and Chief Executive Officer

Dated: May 25, 2012